                             UNITED STATES
                   SECURITIES AND EXCHANGE COMMISSION
                         Washington, D.C.  20549

                                 FORM 15

      Certification and Notice of Termination of Registration under
   Section 12(g) of the Securities Exchange Act of 1934 or Suspension of Duty to File Reports Under Sections 13 and 15(d)
                 of the Securities Exchange Act of 1934.

                   Commission File Number:    1-170-2

                          BP Amoco Corporation
                      (formerly Amoco Corporation)
         (Exact name of registrant as specified in its charter)

                         200 East Randolph Drive
                         Chicago, Illinois 60601
                             (312) 856-6111
           (Address, including zip code, and telephone number,
                  including area code, of registrant's
                      principal executive offices)

              Guarantee of Amoco Company 6 1/4% Notes due 2004
              Guarantee of Amoco Company 6 1/2% Notes due 2007
Guarantee of Amoco Canada Petroleum Company Ltd. 6 3/4% Debentures due 2005 Guarantee of Amoco Canada Petroleum Company Ltd. 6 3/4% Debentures due 2023 Guarantee of Amoco Canada Petroleum Company Ltd. 7 1/4% Debentures due 2002
  Guarantee of Amoco Canada Petroleum Company Ltd. 7.95% Debentures due
                                  2022
    Guarantee of Amoco Argentine Oil Company, Argentine Branch 6 5/8%
                     Negotiable Obligations due 2005
     Guarantee of Amoco Argentine Oil Company, Argentine Branch 6 3/4%
                     Negotiable Obligations due 2007
        (Title of each class of securities covered by this Form)

                                  None
     (Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

     Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)      [X]     Rule 12h-3(b)(1)(ii)     [ ]
Rule 12g-4(a)(1)(ii)     [ ]     Rule 12h-3(b)(2)(i)      [ ]
Rule 12g-4(a)(2)(i)      [ ]     Rule 12h-3(b)(2)(ii)     [ ]
Rule 12g-4(a)(2)(ii)     [ ]     Rule 15d-6               [ ]
Rule 12h-3(b)(1)(i)      [X]

     Approximate number of holders of record as of the certification or notice date: 118

     Pursuant to the requirements of the Securities Exchange Act of 1934, Amoco Corporation has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: March 16, 1999                       By: /s/ P. J. CLAYTON
                                           Name:  P.J. Clayton
                                           Title:  Corporate Secretary
Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.